April 24, 2014

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Suzanne Hayes

Re: Gleacher & Company, Inc.

Preliminary Proxy Statement filed on Schedule 14A

Filed April 9, 2014
File No. 0-14140

Ladies and Gentlemen:

We submit this letter in response to the comment from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 18, 2014 to Christopher J. Kearns, the Chief Executive Officer of Gleacher & Company, Inc. (the “Company”), relating to the above-referenced Preliminary Proxy Statement filed on Schedule 14A.

For your reference, we have recited the Staff’s comment in italicized, bold type and have followed the comment with the Company’s response.

Proposal 1: Approval of the Dissolution, page 25

Background of the Proposed Dissolution and Liquidation, page 27

1. We note your disclosure on page 30 that the board of directors and its advisors have “conducted a comprehensive evaluation to identify available strategic alternatives involving the Company as a whole, including a merger, reverse merger, asset sale, strategic partnership or other business combination transaction, and have identified no alternative transactions that at that time yielded any opportunities viewed by the Board as reasonably likely to provide a greater realizable value, or a greater reduction in risk, to stockholders than the complete dissolution and liquidation of the Company[.]” Please revise the background section to discuss in greater detail the process for identifying strategic alternatives and the available alternatives that were identified.

In accordance with the Staff’s comment, the Company has revised the “Background of the Proposed Dissolution and Liquidation” section of the proxy statement to provide greater detail on the Company’s process for identifying strategic alternatives and the available alternatives that were identified.  Please see pages 27-29 of Amendment No. 1 to the Company’s Preliminary Proxy Statement.  In addition, to assist the Staff, we have attached those changed pages as Annex A hereto.

April 24, 2014

* * * * *

In response to the Staff’s request, the Company hereby acknowledges as follows:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comment.  We hope our response has been complete and answers your question.  If you have further questions or if you need any additional information, or if you wish to discuss this letter or any related matter in greater detail, please contact me at (212) 273-7305.

Sincerely yours,

/s/ Patricia Arciero-Craig
Patricia Arciero-Craig
General Counsel and Secretary

cc:	Donald J. Murray, Esq.
Covington & Burling LLP
620 8th Avenue
New York, New York 10018
(tel) 212-841-1101

ANNEX A

any transfers subsequently reflected on our stock ledger by reason of assignments by will, intestate succession, or operation of law, or other transfers permitted under applicable law.

In addition to the satisfaction of liabilities, we have spent and anticipate continuing to spend cash for the foreseeable future for a number of items, including, but not limited to, the following:

•                  ongoing operating expenses, such as compensation, professional, legal, tax, consulting, accounting and lease expense;

•                  expenses incurred in connection with preparation for and (assuming shareholder approval) implementation of the dissolution and liquidation, including the continuing analysis and estimation of potential liabilities required to determine appropriate reserves and the initial liquidating distribution; and

•                  expenses incurred in connection with extending our directors’ and officers’ insurance coverage;

We may, at any time, choose to implement the Plan of Dissolution through a liquidating trust, which, if adopted, would likely succeed to all of our assets, liabilities and obligations. Our Board of Directors may appoint one or more of its members, one or more of our officers, or a third party to act as trustee or trustees of such liquidating trust. If all of our assets are not distributed within three years after the date our dissolution, and a judicial extension of this deadline has not been sought or received, we may transfer our remaining assets to a liquidating trust at such time.

During the liquidation of our assets, we expect to pay our officers, directors, employees and agents compensation for services rendered in connection with the implementation of the Plan of Dissolution. See “Interests of Directors and Executive Officers in Approval of the Plan of Dissolution.” Such compensation is not expected to be materially different from the compensation that would be paid to an outside party for similar services.

Background of the Proposed Dissolution and Liquidation

Historically, we have operated an investment banking business, predominately fixed-income sales and trading and financial advisory services, through three principal business units: Investment Banking, MBS & Rates and Credit Products. We also engaged in residential mortgage lending operations through ClearPoint Funding, Inc. until this business was discontinued, and the business sold to Homeward Residential, Inc., in February 2013.

In the first half of 2012, the Company commenced a process designed to explore and evaluate potential strategic alternatives for the Company, including partnering with one or more equity investors, strategic acquisitions and divestitures, and a business combination involving the Company. As part of this process, the Company’s Board of Directors appointed a Special Committee to direct the investigation and make recommendations to the Board. In the ensuing months, our management and financial advisors met with multiple third parties.

During this period, directly or indirectly through the Company’s advisors, the Company contacted or was contacted by numerous parties, resulting in approximately 13 signed non-disclosure agreements. Among the indications of interest to which the Company and its advisors devoted the most time and attention were those described in the following paragraph.

The Company engaged in discussions with five firms in the investment banking and securities trading industries. Four of these proposals involved either the acquisition of the Company, a merger, or a “reverse merger” in which the other firm would be acquired by the Company. The Company also considered a joint venture with another investment banking firm in which selected operations of the two companies would be combined.

In early 2013, the Company announced that, having considered a range of opportunities during its strategic review, the Board determined that the available opportunities were not in the best interests of the Company and its stockholders at the time.

Shortly after this announcement, a large group of sales and trading professionals from our Credit Products segment left together to join another securities firm. As a result, revenues from this segment declined significantly. Uncertainties regarding the implications of our net losses and the departure of key revenue-generating personnel were aggravated by the absence of a strategic transaction, the prior departure of Mr. Eric Gleacher, our former chairman and other employee departures, resulting in further questions regarding the stability and strategic direction of the Company and adversely affecting relations with both our clients and our employees. A number of the Company’s trading partners reduced or suspended trading activities with the Company, resulting in further significant declines in revenue. In order to address these issues and preserve stockholder value, the Company sought a strategic transaction with a third party to effect, for example, an acquisition of the Company or the sale of all or substantially all of its assets.

In April 2013, in the face of continuing losses and the absence of a merger or other strategic transaction, the Company ceased its fixed-income trading businesses, leaving only investment banking with operating activities. In June, the Company also exited investment banking. The Company has had no meaningful revenue-producing operations since then.

At our 2013 Annual Meeting of Stockholders, held in May, five individuals were elected to our Board, consisting of three then-current directors and two newcomers to the Board. Also, in connection with the Stockholders’ Meeting, the four directors who had previously indicated they would not stand for reelection resigned from the Board.

Soon after our 2013 Annual Meeting of Stockholders, our Board of Directors began a lengthy and intensive evaluation of potential strategic alternatives in order to preserve and maximize stockholder value. To assist in overseeing the Company’s operations and to assist with the Board’s ongoing evaluation, on May 31, 2013, we entered into an engagement agreement with Capstone and Christopher J. Kearns. In connection with this agreement, the Board appointed Mr. Kearns as the Chief Restructuring Officer and Chief Executive Officer. The strategic alternatives to be explored included:

•                  pursuing a strategic transaction with a third party, such as a merger or sale of the Company;

•                  reinvesting our liquid assets in favorable opportunities; and

•                  dissolving the Company, winding down our remaining operations and distributing our net assets to our stockholders, after making appropriate reserves for liabilities and expenses.

In August, to assist the Company in its evaluation of strategic alternatives, we engaged Blackstone Advisory Partners L.P. as our financial advisor (“Blackstone”). Blackstone worked together with Capstone and our senior management to contact third parties regarding a potential transaction.

For the remainder of 2013 and during 2014, Blackstone, Capstone and our senior management contacted or were contacted by numerous parties regarding a potential transaction, resulting in approximately 16 signed non-disclosure agreements.

After analyzing various proposals, the Company and its advisors identified the most favorable of these indications of interest from three separate firms. These proposals were similar in this respect: they each proposed using the Company’s free cash, supplemented in some cases with additional equity or other sources of capital, to invest in financial assets. The Company, Blackstone and Capstone spent substantial time and effort analyzing the potential value to the Company’s stockholders of each of these proposals as well as the risks they entailed. Discussions and due diligence with these parties continued into early 2014.

Also during this time, in recognition of the need to retain the executive officers, which the Board viewed as vital to our ongoing operations, the facilitation of the strategic evaluation described above and the eventual execution of the alternative chosen, in October 2013 the Company entered into key employee retention agreements with Patricia Arciero-Craig, our Secretary and General Counsel, and Bryan Edmiston, our Controller. These retention agreements superseded all prior agreements relating to matters covered in the retention agreements, including Ms. Arciero-Craig’s and Mr. Edmiston’s participation agreements under the Gleacher & Company Senior Management Compensation and Retention Plan, effective August 17, 2012.

During late 2013 and early 2014, the Board of Directors convened numerous meetings (by telephone or in person). During these meetings, the Company’s management and representatives of Capstone (including Mr. Kearns), and in many cases, Blackstone, provided updates on the status of discussions with potential strategic counterparties. In addition, during this period, our Board of Directors also reviewed and discussed advice from management and its legal counsel on the process of dissolution and liquidation of the Company if the Board of Directors were to determine such course to be in the best interests of the Company and its stockholders. As part of its evaluation, our Board of Directors regularly reviewed the estimated financial aspects of a liquidation analysis prepared by management reflecting the net assets that management believed would be available for distribution to stockholders pursuant to a plan of liquidation. Also included in our Board of Directors’ consideration of a potential voluntary dissolution and liquidation was a careful analysis of the Company’s obligations pursuant to the DGCL. The DGCL requires that, before a dissolved corporation makes any liquidating distributions to its stockholders, it must pay or make provision for any known liabilities and must make reasonable provision for the payment of contingent, conditional, and unmatured contractual claims, claims that are asserted in pending litigation to which the corporation is a party, and certain unknown claims that are likely to arise in the future.

Our Board of Directors met twice in March 2014 to review the process the Company had undertaken in connection with its review of the Company’s strategic alternatives and the results of that process. During these meetings, our Board of Directors also reviewed updated estimates prepared by management of the range of net assets that would be available for distribution to stockholders pursuant to a plan of liquidation, as well as the estimated reserves that would reasonably be required for continued operating expenses, claims in pending litigation to which the Company is a party and outstanding, contingent and unknown obligations. Based on these considerations, our Board of Directors directed our senior management to proceed with preparations for the potential dissolution and liquidation of the Company. Accordingly, the Company’s management, in consultation with its advisors, began to finalize its plans for a dissolution and liquidation of the Company to present to our Board of Directors for approval.

At the second of these meetings, on March 12, 2014, our Board of Directors met for the purpose of considering whether to approve the liquidation and dissolution of the Company and other alternatives available to the Company. Also present at this meeting, in person or by telephone, were members of management and representatives of Capstone and Blackstone, as well as representatives of Covington & Burling LLP (“Covington”) and Potter Anderson & Corroon LLP (“Potter Anderson”), the Company’s outside legal counsel. At this meeting, management presented its analysis of the alternatives available to the Company, and our Board of Directors once again reviewed the financial aspects of a liquidation analysis prepared by management reflecting estimates of the Company’s assets and potential liabilities, including the estimated range of net assets available for distribution to stockholders pursuant to a plan of liquidation after the reserve of amounts reasonably necessary to pay or provide for all known, unknown, and contingent claims and claims in pending litigation to which the Company is a party, noting that any additional liquidating distributions would be funded in part by the monetization of non-cash assets. Our Board of Directors weighed liquidating the Company against the potential for an acquisition or other strategic transaction that would provide significant value to the Company’s stockholders in excess of management’s estimated liquidation value.